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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                            TEAM AMERICA CORPORATION
                   ------------------------------------------
                       (Name of Subject Company (issuer))

                            TEAM AMERICA CORPORATION
                   ------------------------------------------
(Names of Filing Persons (identifying status as offeror, issuer or other person)

                           Common Stock, no par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                   878153 10 5
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Thomas Gerlacher
                   Vice President and Chief Financial Officer
                            TEAM America Corporation
                           110 East Wilson Bridge Road
                              Worthington, OH 43085
                            Telephone: (614) 848-3995
                   ------------------------------------------
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 227-1953

                            CALCULATION OF FILING FEE
 ==============================================================================
 Transaction Valuation                                     Amount of Filing Fee
 ------------------------------------------------------------------------------
  $        (1)                                                 $       (2)
 ==============================================================================

(1) For the purpose of calculating the filing fee only, this amount is based on the purchase of ___________ Common Shares of TEAM America Corporation at $6.75 per share.
(2) The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    ____________
Form or Registration No.:  ____________
Filing Party:              ____________
Date Filed:                ____________

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         [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]    third-party tender offer subject to Rule 14d-1.
         [X]    issuer tender offer subject to Rule 13e-4.
         [ ]    going private transaction subject to Rule 13e-3.
         [ ]    amendment to Schedule 13D under Rule 13d-2.

         Check to following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                   SCHEDULE TO

         This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by TEAM America Corporation, an Ohio corporation (the "Company"), to purchase up to ____________ shares of common stock, no par value per share, at a price, net to the seller in cash, of $6.75 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated _____________, 2000 (the "Offer to Purchase") and the related letter of transmittal, which are herein collectively referred to as the "Offer." Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule TO.


ITEM 1.           SUMMARY TERM SHEET.

                  The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.


ITEM 2.           SUBJECT COMPANY INFORMATION.

                  (a) The name of the issuer is TEAM America Corporation. The Company's principal executive offices are located at 110 East Wilson Bridge Road, Worthington, Ohio 43085. The Company's telephone number is (614) 848-3995.

                  (b) The class of equity securities to which this Schedule TO relates is the Company's common shares, no par value (the "Shares"). As of July 30, 2000, 4,341,999 of the Shares were outstanding. Reference is hereby made to the Introduction of the Offer to Purchase, which Introduction is incorporated by reference herein.

                  (c) The Shares are currently traded on the Nasdaq SmallCap Market. Reference is hereby made to Section 7, "The Offer--Price Range of Shares," of the Offer to Purchase, which section is incorporated by reference herein.


ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  The Company is the person filing this Schedule TO. The Company's address is 110 East Wilson Bridge Road, Worthington, Ohio 43085. The Company's telephone number is (614) 848-3995. Reference is hereby made to
Section 10, "The Offer--Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares," of the Offer to Purchase, which Section is incorporated herein by reference.


ITEM 4.           TERMS OF THE TRANSACTION.

                  (a) Reference is hereby made to the Offer to Purchase attached hereto as Exhibit (a)(1), which is incorporated by reference herein and Section 3.1 of the Agreement and Plan of Merger attached hereto as Exhibit (a)(11), and incorporated by reference herein.

                  (b) The Offer to Purchase is being made to all holders of Shares, including executive officers, directors and affiliates of the Company. Reference is hereby made to Section 10, "The Offer--Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares," of the Offer to Purchase, which Section is incorporated herein by reference.


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ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  Reference is hereby made to Section 9, "The Offer--Certain Information Concerning the Company" of the Offer to Purchase and attached hereto as Exhibit (A)(1), which section is incorporated by reference herein.


ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (a) Reference is hereby made to Section 2, "The Offer--Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase and attached hereto as Exhibit (a)(1), which Section is incorporated by reference herein.

                  (b) Reference is hereby made to Section 11, "The Offer--Effects of the Offer on the Market for Shares" of the Offer to Purchase and attached hereto as Exhibit (a)(1), which Section is incorporated by reference herein.

                  (c) Reference is hereby made to the "The Merger Agreement" and Section 2, "The Offer--Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase and attached hereto as Exhibit (a)(1), which sections are incorporated by reference herein and
                           Article II of the Agreement and Plan of
                           Merger attached hereto as Exhibit (a)(11), and incorporated by reference herein.


ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) Reference is hereby made to Section 8, "The Offer--Source and Amount of Funds" of the Offer to Purchase and attached hereto as Exhibit (a)(1), which
                           Section is incorporated by reference herein and
                           Section 3.1 of the Agreement and Plan of Merger attached hereto as Exhibit (a)(11), and incorporated by reference herein.

                  (b) Reference is hereby made to Section 6, "The Offer--Certain Conditions of the Offer" of the Offer to Purchase and attached hereto as Exhibit (a)(1), which Section is incorporated by reference herein and
                           Section 3.1 of the Agreement and Plan of Merger attached hereto as Exhibit (a)(11), and incorporated by reference herein.


                  (d) Reference is hereby made to Section 8, "The Offer--Source and Amount of Funds" of the Offer to Purchase and attached hereto as Exhibit (a)(1), which
                           Section is incorporated by reference herein and
                           Section 3.1 of the Agreement and Plan of Merger attached hereto as Exhibit (a)(11), and incorporated by reference herein.


ITEM 8.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) Reference is hereby made to Section 10, "The Offer--Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares" of the Offer to Purchase and attached hereto as Exhibit (a)(1), which Section is incorporated herein by reference.

                  (b) Reference is hereby made to Section 10, "The Offer--Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares" of the Offer to Purchase and attached hereto as Exhibit (a)(1), which Section is incorporated herein by reference.


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ITEM 9.           PERSONS / ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  Reference is hereby made to Section 15, "The Offer--Fees and Expenses" of the Offer to Purchase and attached hereto as Exhibit (a)(1), which
Section is incorporated herein by reference.


ITEM 10.          FINANCIAL STATEMENTS.

                  (a)(1) The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 1998 and December 31, 1999 are incorporated by reference into this Form TO by reference to the Company's financial statements included as Item 8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the Securities and Exchange Commission (the "SEC") on April 14, 2000.

                  (a)(2) The unaudited consolidated financial statements of the Company for the three and six month fiscal periods ended June 30, 2000 are incorporated into this Schedule TO by reference to Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the SEC on August 14, 2000.

                  (b) Pro forma financial statements of the Company are not material to the Offer and are not included.


ITEM 11.          ADDITIONAL INFORMATION.

                  (a) Reference is hereby made to Section 10, "The Offer--Interest of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares" of the Offer to Purchase and attached hereto as Exhibit (a)(1), which Section is incorporated herein by reference.

                  (b) Reference is hereby made to Section 12, "The Offer--Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase and attached hereto as Exhibit
                          (a)(1), which Section is incorporated herein by reference.


ITEM 12.          MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1)   Form of Offer to Purchase.

                  (a)(2)   Form of Letter of Transmittal.

                  (a)(3)   Form of Notice of Guaranteed Delivery.

                  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (a)(6) Form of Letter to Shareholders from Kevin T. Costello, President and Chief Executive Officer of the Company, dated as of _____________, 2000.

                  (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (a)(8) Press Release dated as of June 19, 2000. (Reference is made to Exhibit 99 to Current Report on Form 8-K dated June 20, 2000, and incorporated by reference herein.)

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                  (a)(9)   Consent of Arthur Andersen LLP.*

                  (a)(10)  Acknowledgment of Arthur Andersen LLP.*

                  (a)(11) Agreement and Plan of Merger dated as of June 16, 2000, as amended. (Reference is made to Appendix A to the Registration Statement on Form S-4 filed on August 11, 2000, and incorporated by reference herein.)

                  (b)      [Letter of Credit]*

                  (d)      Voting Agreement.*

                  (g)      Not applicable.

                  (h)      Not applicable.

                  *To be filed by Amendment.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

                  Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August ___, 2000                TEAM America Corporation

                                       By:______________________________________
                                          Thomas L. Gerlacher, Vice President
                                          and Chief Financial Officer


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                                INDEX TO EXHIBITS

                  (a)(1)   Form of Offer to Purchase.

                  (a)(2)   Form of Letter of Transmittal.

                  (a)(3)   Form of Notice of Guaranteed Delivery.

                  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (a)(6) Form of Letter to Shareholders from Kevin T. Costello, President and Chief Executive Officer of the Company, dated as of _____________, 2000.

                  (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (a)(8) Press Release dated as of June 19, 2000. (Reference is made to Exhibit 99 to Current Report on Form 8-K dated June 20, 2000, and incorporated by reference herein.)

                  (a)(9)   Consent of Arthur Andersen LLP.*

                  (a)(10)  Acknowledgment of Arthur Andersen LLP.*

                  (a)(11) Agreement and Plan of Merger dated as of June 16, 2000, as amended. (Reference is made to Appendix A to the Registration Statement on Form S-4 filed on August 11, 2000, and incorporated by reference herein.)

                  (b)      [Letter of Credit]*

                  (d)      Voting Agreement.*

                  (g)      Not applicable.

                  (i)      Not applicable.

                  *To be filed by Amendment.


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